UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number

000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Announcement of LM Ericsson Telephone Company, May 25, 2026 regarding “Share buybacks in Ericsson during the period May 18 - May 22, 2026”

PRESS RELEASE May 25, 2026

Share buybacks in Ericsson during the period May 18 - May 22, 2026

During the period May 18 - May 22, 2026, Telefonaktiebolaget LM Ericsson (publ) (“Ericsson”) (LEI code 549300W9JLPW15XIFM52) repurchased own Class B shares (ISIN: SE0000108656) as follows:

Date	Aggregated daily volume (number of shares)	Weighted average share price per day (SEK)	Total daily transaction value (SEK)
18/05/2026	123,000	119.9898	14,758,745.40
19/05/2026	500,000	119.3872	59,693,600.00
20/05/2026	700,000	120.9759	84,683,130.00
21/05/2026	600,000	121.5001	72,900,060.00
22/05/2026	600,000	125.9867	75,592,020.00

Total	2,523,000	121.9293	307,627,555.40

The share repurchases are a part of the share buyback program of up to SEK 15,000,000,000 which Ericsson announced on April 16, 2026 and which runs between April 23, 2026 and March 31, 2027, at the latest. The Board of Directors intends to propose to the 2027 Annual General Meeting that the repurchased shares, other than those used to fulfil Ericsson’s obligations under its share-related incentive programs, are cancelled.

The share buyback program is executed in accordance with the Regulation (EU) No 596/2014 of the European Parliament and of the Council on market abuse (“MAR”) and the Commission Delegated Regulation (EU) 2016/1052 of 8 March 2016 supplementing MAR (“the Safe Harbour Regulation”).

All acquisitions have been carried out on Nasdaq Stockholm by Goldman Sachs Bank Europe SE on behalf of Ericsson. A full breakdown of the transactions is attached to this announcement.

Following the repurchases above, Ericsson’s holding of treasury stock amounts to 47,766,399 Class B shares. There are in total 3,371,351,735 shares in Ericsson, 261,755,983 shares of Class A and 3,109,595,752 shares of Class B.

NOTES TO EDITORS:

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MORE INFORMATION AT:

Ericsson Newsroom

media.relations@ericsson.com; (+46 10 719 69 92)

investor.relations@ericsson.com; (+46 10 719 00 00)

PRESS RELEASE May 25, 2026

FOR FURTHER INFORMATION, PLEASE CONTACT:

Contact person

Investors

Daniel Morris, Vice President, Head of Investor Relations

Phone: +44 7386 657217

E-mail: investor.relations@ericsson.com

Lena Häggblom, Director, Investor Relations

Phone: +46 72 593 27 78

E-mail: lena.haggblom@ericsson.com

Alan Ganson, Director, Investor Relations

Phone: +46 70 267 27 30

E-mail: alan.ganson@ericsson.com

Media

Ralf Bagner, Head of Media Relations

Phone: +46 76 128 47 89

E-mail: ralf.bagner@ericsson.com

Media Relations

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

ABOUT ERICSSON:

Ericsson’s high-performing, programmable networks provide connectivity for billions of people every day. For 150 years, we’ve been pioneers in creating technology for communication. We offer mobile communication and connectivity solutions for service providers and enterprises. Together with our customers and partners, we make the digital world of tomorrow a reality. www.ericsson.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ LARS SANDSTRÖM
Lars Sandström
Senior Vice President, Chief Financial Officer

Date: May 26, 2026